Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

Dear Shareholder,

Re: Extraordinary General Meeting of Shareholders

You are cordially invited to attend an extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) of Ituran Location and Control Ltd. to be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, on November 7, 2016 at 9:00 a.m. US Eastern time.

Holdings of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Extraordinary General Meeting of Shareholders. Your Board of Directors recommended a vote “FOR” all the matters set forth in the notice.

At the Extraordinary Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Whether or not you plan to be present at the Extraordinary Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Your proxy must be received no later than 9:00 a.m. US Eastern time, on November 5, 2016, to be counted for the Extraordinary Meeting. If you are present at the Extraordinary Meeting and desire to vote in person, you may revoke your appointment of proxy at the Extraordinary Meeting so that you may vote your shares personally.

Your cooperation is appreciated.

Very truly yours, Ze'ev Koren Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ITURAN LOCATION AND CONTROL LTD

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the shareholders of
Ituran Location and Control Ltd.:

The extraordinary general meeting of shareholders (the "Extraordinary Meeting") of Ituran Location and Control Ltd. (the “Company”) will be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, on November 7, 2016 at 9:00 a.m. US Eastern time for the following purposes:

To approve the renewal of the Compensation Policy of the Company that was initially approved on October 31, 2013 and to approve the following amendments to the Compensation Policy:

1.	New Section 2.2.3 shall be added as follows:

" 2.2.3.          Non-significant change, which is within the terms of this Policy, in the compensation of Executive Officers  provided they are included in Section 272(c) of the Companies Law, who report to the CEO (including the Business Unit Managers) ("Officers Reporting to CEO"), can be approved solely by the CEO."

2.	Section 2.3.7 shall be amended by adding the words ", RUSSEL 2000 and FTSE AIM All-Share " following the words "TA 100" and amending the word "Index" to "Indexes".

3.	Footnote 1 to Section 2.3.7 shall be replaced by the following new Footnote 1:

"For example, for the purposes of this Policy, the Company considered Africa-Israel Investments Ltd., Kamada Ltd., Hadera Paper Ltd., ORBCOMM Inc., CalAmp Corp. and Telit Communications PLC., among others, as Peer Companies."

4.	Section 8 shall be amended and replaced by the new Section 8 as follows:

"8.          Discretionary Cash Incentives

8.1.          In addition to the Target-based Cash Incentives, the Committee and the Board may award to Executive Officers who are not Controlling Shareholders of the Company (as defined below) or relatives thereof, additional annual discretionary cash grants ("Discretionary Cash Incentives"). Discretionary Cash Incentives shall be based on recommendations from such Executive Officer's direct managers and with respect to CEOs and the President, from the Chairman of the Board. The Discretionary Cash Incentives shall not be subject to the achievement of the Minimum Threshold; however, their amount may not exceed the lower of 1/4 of such Executive Officer's annual Cost of Pay or 20% of his/her Maximum Award. Notwithstanding the above, the aggregate amount of the Discretionary Cash Incentives and the Target-based Cash Incentives may not exceed the Maximum Award. The term "Controlling Shareholders of the Company" means shareholders of the Company who have the ability to direct the operations of the Company (but not merely by virtue of their position as office holders of the Company), and/or who hold (alone or together with others) 25% or more of the voting rights of the Company.

8.2.          Notwithstanding the above, the limits to the Discretionary Cash Incentives as described in Section 8.1 above (i.e. 1/4 of annual Cost of Pay and 20% of Maximum Award) shall not apply to the Discretionary Cash Incentives paid to the Officers Reporting to CEO. "

5.	Section 9.1 shall be amended by modifying the words "TA 100" to "RUSSEL 2000" and erasing the whole following sentence: "In the event that the Company shall de-list from the Tel-Aviv Stock Exchange, then the Board and Committee shall select a comparable NASDAQ index for the purpose of this Excess Return Cash Incentive and the provisions hereof shall apply with respect thereto mutatis mutandis."

6.	Section 9.2 shall be amended by modifying the all the words "Tel Aviv" in section 9.2 to "NASDAQ" and modifying the words "TA 100" to "RUSSEL 2000".

7.	Section 9.3 shall be amended by modifying the words "TA 100" to "RUSSEL 2000".

The complete proposed amended Compensation Policy of the Company is available on Company's website: www.ituran.com.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for approval of this proposal; provided that: (a) a majority of the shares voted in favor of the resolution at the meeting (abstentions not counted), and such majority shall be consisted from majority of shares which are not held by a controlling shareholders or are not shareholders with "personal interest" in approving the compensation policy; or (b) the total number of shares referred to in (a) above which voted against the resolution, does not exceed two percent (2%) of the aggregate voting rights in the company.

Only shareholders of record at the close of business on September 28, 2016 (the “Record Date”) will be entitled to participate in and vote at the Extraordinary Meeting, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the Extraordinary Meeting in person.

Section 87(a) to the Israeli Companies Law, Company's Articles of Association and Board resolution permits to shareholders who will not attend the Extraordinary Meeting in person, to vote by completing the Form of Proxy Card. The shareholders may also submit a position notice to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the Company registered address stated above) no later than ten (10) days prior to the Extraordinary Meeting. The Board of Directors of the Company may submit response to such position notices until five (5) days prior to the Extraordinary Meeting. Changes to the Extraordinary Meeting agenda may be made after the filing of the Statement of Proxy, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than seven (7) days following the date of filing the attached Proxy Statement, all in accordance with the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000)). In such case, the Company will file an amended agenda and an amended Statement no later than seven (7) days from the last date of submission of such shareholder's request.  The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Statement of Proxy, the amended agenda and the amended Statement of Proxy (both, if any) and position notices are or will be available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

Shareholders who will not attend the Extraordinary Meeting in person are requested to complete, date and sign the aforementioned form of Proxy Card distributed herewith (or the amended Form of Proxy Card, if any) and to return it promptly (and in any event at least four eight (48) hours prior to the time of the Extraordinary Meeting) to the Company's transfer agent in the enclosed envelope.

If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Extraordinary Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Statement of Proxy) at the Extraordinary Meeting, by means of a Deed of Authorization in the form a set forth in the Articles of Association of the Company, so long as the Deed of Authorization is delivered to the Company at least twenty-four (24) hours prior to the time of the Extraordinary Meeting or presented to the Chairman at such meeting. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the Extraordinary Meeting, or if present in person at said General Meeting, may revoke the appointment by means of a written or oral notification to the Chairman and vote their shares in person.

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Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Extraordinary Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified herein above. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Extraordinary Meeting.

A shareholder is entitled to contact the Company directly and receive the text of the Statement of Proxy (or the amended Statement of Proxy, if any) and the Position Notices ("hodaot emda") (if any).

Following our delisting from TASE, Shareholders who still have not converted their shares to US traded shares, and their shares are held  through members of the Tel-Aviv Stock Exchange (the “Exchange”) and in particular - Citibank, N.A., who vote their shares whether in person or by proxy must also provide the Company at Ituran’s Israeli offices at 3 Hashikma St. Azour Israel Israel (P.O. Box 11473 Azour 58001), in addition to the completed Form of Proxy Card, with a copy of their identity card, passport or certificate of incorporation, as the case may be, and a an ownership certificate  confirming their ownership of shares of the Company on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000, as amended.

For information regarding compensation on an individual basis for the Company's five Office Holders with the highest compensation for the year 2015, please see the Company's Annual Report on Form 20-F for the year ended December 31, 2015 “Item 6. Directors, Senior Management and Employees - Item B. Compensation” at https://www.sec.gov/Archives/edgar/data/1337117/000117891316005124/zk1618361.htm

Copies of the proposed resolutions are available at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, every business day from 9 a.m. to 5 p.m. (US Eastern Time), following prior coordination at telephone number +1- 954-484-3806.

By order of the Board of Directors, Guy Aharonov, Adv. General Counsel

Azour, Israel
September 23, 2016

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ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 23, 2016

The enclosed proxy is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held on November 07, 2016 at 9:00 a.m. US Eastern time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Extraordinary Meeting will be held at the located at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA . The telephone number at that address is +1- 954-484-3806.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to notice of the Extraordinary Meeting and to vote at the Extraordinary Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), of the Company at the close of business on September 28, 2016 (the “Record Date”). You are also entitled to notice of the Extraordinary Meeting and to vote at the Extraordinary Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

As of September 23, 2016, we have 23,475,431 Shares outstanding.

Revocability of Proxies

A form of proxy card for use at the Extraordinary Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company with proof of identity of the shareholder (to the satisfaction of Company's secretary) which have to be received with the Company's registered address at least 24 hours prior to the time of the Extraordinary Meeting, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Extraordinary Meeting. Attendance at the Extraordinary Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Extraordinary Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum.

The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Extraordinary Meeting.

Ordinary Shares represented by a valid proxy card in the form attached, which indicates whether or not the holder has a "personal interest"1 in the proposed resolution to be presented at the Meeting, will be voted in favor or against of the proposed resolution, if you indicated "FOR" or "AGAINST" (as applicable) for such resolution and indicated either "YES" or "NO" in the item whether or not you have a personal interest in the proposed resolution. Holders who left blank or have voted "ABSTAIN" for the proposed resolution and/or holders who left the abovementioned "personal interest" item blank, shall not be voted with respect to the proposed resolution, although their vote will be counted for purposes of determining whether there is a quorum present.

Following our delisting from TASE, Shareholders who still have not converted their shares to US traded shares, and their shares are held  through members of the Tel-Aviv Stock Exchange (the “Exchange”) and in particular - Citibank, N.A., who vote their shares whether in person or by proxy must also provide the Company at Ituran’s Israeli offices at 3 Hashikma St. Azour Israel (P.O. Box 11473 Azour 58001), in addition to the completed Form of Proxy Card, with a copy of their identity card, passport or certificate of incorporation, as the case may be, and a an ownership certificate  confirming their ownership of shares of the Company on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000, as amended.

If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Extraordinary Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

The Board of Directors of the Company is soliciting the attached proxy cards for the Extraordinary Meeting, primarily by mail and by filing it publicly. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Shareholders are entitled to apply in writing, through the Company, to the other shareholders of the Company in order to present their position in respect of any item on the agenda of the Extraordinary Meeting (“Position Notice”). Position Notices may be sent to the Company’s Israeli office at 3 Hashikma St. Azour Israel(P.O. Box 11473 Azour 58001), by no later than 10 days prior to the Extraordinary Meeting.

1 Under the Israeli Companies Law, a "personal interest" means a person's personal interest in an act or a transaction of a company, including the personal interest of his relative and of another body corporate in which he or his relative is an interested party, and exclusive of a personal interest that stems from the fact of holding shares in the company.

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THE MATTER ON THE AGENDA
RENEWAL OF THE COMPANY'S COMPENSATION POLICY

Background

In December 2012, amendment no. 20 to the Israeli Companies Law, 1999 (the "Companies Law") became effective. Among other things, this amendment requires Israeli public companies to set forth their policy regarding their office holders' terms of office, including fixed compensation, target-based incentives, equity awards, severance and other benefits. Future actual terms of office of office holders then need to be approved in accordance with this policy

The term “office holder” is defined in the Companies Law to mean the chief executive officer, chief business officer, deputy chief executive officer, vice chief executive officer, any other person fulfilling such position even if his title is different, as well as a director or a manager directly reporting to the chief executive officer.

The Company adopted a compensation policy on October 31, 2013.

The compensation policy must be approved every three years by the board of directors, after considering the recommendations of the compensation committee; and requires the approval of the general meeting of shareholders by a special majority (as set forth herein). Nevertheless, the board of directors may set forth the compensation policy even if the general meeting objects to its approval, provided that the compensation committee and the board resolve, based on detailed reasoning and after discussing the policy again, that the approval of the policy notwithstanding the objection of the general meeting is in the best interests of the Company.

Following the delisting of our shares from the TASE, on May 25, 2016, our compensation policy required adjustments due to the TA 100 index is no longer relevant for the Company for calculation of incentives, and the Company wish to replace it with more relevant RUSSEL 2000 index and to add additional peer companies from such Index and from FTSE AIM All-Share Index. Therefore, it is proposed to amend Sections 9.1-9.3, 2.3.7 and Footnote 1 of our compensation policy. In addition, following the amendment to Company Regulation (Relief for transactions with interested parties), 5760-2000, CEO can decide upon the compensation of company officers who directly reports to the CEO, provided that such authorization will be included in the Compensation policy. Therefore, it is proposed to add this authorization to new Section 2.2.3 to our compensation policy.

In addition, following an amendment to the First Supplement A to the Israeli Company law (the: "Amendment"), which amends the requirement of variable components for compensation, we propose to make two additional changes in our compensation policy: (a) The Amendment to adjust the maximum proportion of incentives passed on non-variable components to three salaries. Therefore, it is proposed to amend section 8 to our Compensation Policy and to increase the upper limit of Discretionary Cash Incentives (as defined in our compensation policy) paid to the Executive Officers to 1/4 of annual Cost of Pay (as defined in our compensation policy) (instead of 1/6). The upper limit of 20% of Maximum Award remains unchanged. (b) The Amendment permits to remove limits on discretionary cash incentives paid to our Officers who report to CEO. Therefore, it is proposed to add new Section 8.2 to our Compensation Policy, which will exclude our officers who report to CEO from limits imposed on their Discretionary Cash Incentives (i.e. 1/4 of annual Cost of Pay and 20% of Maximum Award).

Following a meeting of the Company's compensation committee, convened for the purpose of reviewing the Company's Compensation Policy and its proposed amendments with the assistance of outside expert consultants, and after considering the committee's recommendations, our board of directors approved the renewal of the Company's Compensation Policy and its amendments in the form as can be found on our website www.ituran.com (the "Amended Policy" or "Amended Compensation Policy"), on September 22, 2016.

The Amended Policy applies to office holders of the Company (see definition above), who serve as the Company's President, Chief Executive Officer(s) ("CEO(s)") and other executives who are deemed office holders of the Company, as well as office holders of the Company's Israeli wholly owned subsidiaries, provided they report to the CEO. The Policy also applies to directors of the Company.

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The Amended Policy does not intend to amend any officer's existing terms of office; nor to bestow any officer with a right to receive the compensation, or any element thereof set forth therein. The specific terms of office of each officer shall be separately determined in accordance with the relevant provisions of the Companies Law and the regulations promulgated thereunder.

The Amended Policy is formulated in view of the Company's belief that our business success is the result of the excellence of our human resources and their devotion to the achievement of the Company's goals. Therefore, it is aimed at offering officers of the Company with a competitive compensation package that will align their incentives with those of the Company and its shareholders, and at motivating them to achieve the goals of the Company, while avoiding undue pressure to take excessive risks. Among other factors, our compensation committee and the board have considered, as required by the Companies Law and reflected in Section 2 of the Policy: (a) the advancement of the Company's goals, its business plan and its policy with a long-term view; (b) the creation of appropriate incentives for office holders, considering the company's risk management policy; (c) the size of the Company and the nature of its business; (d) with respect to variable components of the terms of office – the contribution of the office holders to the achievement of the Company's goals and to the maximization of its profits, with a long-term view and in accordance with the position of the office holder.

The Company believes that the Amended Policy incorporates all matters required to be included in a compensation policy as mandated by the Companies Law, including (without limitation): (a) the requirement to consider the office holders' education, skills, professional experience, expertise, position and past compensation agreements (see also Section 2.3 of the Amended Policy for other factors to be considered when determining executive officers' compensation); (b) consideration of the ratios between overall compensation of the officers and the average and median salary of the other employees of the Company (see Section 2.6 of the Amended Policy); (c) the board's right to reduce variable compensation (see Section 11.1 of the Policy); (d) the determination of a maximum period for advanced and transition periods upon termination of services (see Section 6.1 of the Amended Policy); (e) basing variable components of compensation on key performance indicators and on measurable criteria (see Sections 7 and 9 of the Policy); (f) determining the ratio between fixed and variable components of compensation and setting forth caps on the amount of variable compensation payable (Sections 2.5 and 7-10 of the Amended Policy); and (g) a claw-back provision with respect to restatements of financial statements (see Section 11.2 of the Policy).

The Proposed Resolution

It is therefore proposed that the general meeting adopt the following resolution: “to approve the Amended Compensation Policy”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for approval of this proposal; provided that: (a) a majority of the shares voted in favor of the resolution at the meeting (abstentions not counted), and such majority shall be consisted from majority of shares which are not held by a controlling shareholders or are not shareholders with "personal interest" in approving the compensation policy; or (b) the total number of shares referred to in (a) above which voted against the resolution, does not exceed two percent (2%) of the aggregate voting rights in the company.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the approval of the Company's Compensation Policy.

The complete Amended Policy is available on Company's website: www.ituran.com

Sincerely yours,

Ituran Location and Control Ltd.

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ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

For use by shareholders of the Company at the Extraordinary General Meeting of the Shareholders to be held on November 7, 2016 at 9:00 a.m. US Eastern time at the Company’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA.

(Please use BLOCK CAPITALS)

I ________________________________________________________________

of _______________________________________________________________,

being a Shareholder of the Company, hereby constitutes and appoints Adv. Yoram L. Cohen, the external legal counsel of the Company, with full power of substitution, to represent the undersigned at the Extraordinary General Meeting of the Stockholders of the Company., to be held at the Company’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA on November 7, 2016 and at any adjournment or adjournments thereof, with full powers then possessed by the undersigned, and to vote, at that meeting, or any adjournment or adjournments thereof, all shares of stock which the undersigned would be entitled to vote if personally present, as follows:

(Continued and to be signed on the reverse side.)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ITURAN LOCATION AND CONTROL LTD.

November 7, 2016

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOLLOWING PROPOSAL 1. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE		1.	To approve the Amended Compensation Policy.	☐	☐	☐
CORPORATION.
If this proxy is signed and returned, it will be voted in accordance with your instructions. Notes:		1A.
"personal interest" means a person's personal interest in an act or a transaction of a company, including the personal interest of his relative and of another body corporate in which he or his relative is an interested party, and exclusive of a personal interest that stems from the fact of holding shares in the company.
				YES	NO
1.
To be valid, this form of Proxy Card (together with all the required documents as set forth in the Proxy Statement) must be received not later than 48 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. Any alterations to this form must be initialed.
			Do you have a "personal interest" in the approval of the Amended Compensation Policy?*	☐	☐
2.	Completion and return of this Form of Proxy Card will not prevent a member from attending and voting in person at the Meeting.	*	If you marked "YES" on Item (1A) - please explain and provide additional details on the nature your "personal interest":

Note: Failure to complete Item 1A will render your vote INVALID and your vote will not be counted with respect to the proposed resolution.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.